PUBLIC



17016955

SEC Mail Processing Section
MAR 31 2017
Washington DC
408

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68981

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2016** (MM/DD/YY) AND ENDING **DECEMBER 31, 2016** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **CLASSIC, LLC**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1220 28TH AVENUE N.
(No. and Street)

FARGO	**ND**	**58102**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL V. YOUNG **(701) 364-9390**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

RECEIVED
2017 APR -2 AM 8:07
SEC / TM

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, **MICHAEL V. YOUNG**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or **CLASSIC, LLC**, as of **DECEMBER 31, 2016** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO & COO

Title

Public Notary



DANNIE A. EWALT
Notary Public
State of North Dakota
My Commission Expires Aug. 4, 2022

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Classic, LLC

We have audited the accompanying statement of financial condition of Classic, LLC as of December 31, 2016, and the related notes to the financial statements. This financial statement is the responsibility of Classic, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Classic, LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Ohab and Company, PA

Maitland, Florida

March 27, 2017

CLASSIC, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

ASSETS

Assets		
Cash and cash equivalents	$	65,900
Commissions receivable		3,382
Accounts receivable - related party		39
Equipment, net of accumulated depreciation of $1,722		1,493
Prepaid expenses and other		6,807
Total assets	$	77,621

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable	$	874
Accrued expenses		2,301
Total liabilities		3,175
Member's Equity		
Member's equity	$	74,446
Total liabilities and member's equity	$	77,621

The accompanying notes are an integral part of these financial statements

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business:

Classic, LLC (the Company) was incorporated September 13, 2011. The company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA) and a member of the Securities Investor Protection Corporation (SEC). The Company became a registered broker-dealer on November 27, 2012. The Company is wholly owned by Classic Holdings, LLC. (Parent Company). The Company is registered in 24 states and is engaged in investment advisory, financial planning, and other financial services. The Company earns commissions from the sale of mutual funds, variable annuities, and 529 plans.

Cash and Cash Equivalents:

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2016, the Company and no uninsured cash balances.

Accounts Receivable:

Accounts receivable represented is from related party.

Management anticipates no substantial loss from the receivable balances; therefore, no reserve was established at December 31, 2016.

Regulatory Deposit:

The Company has deposited $5,009 with FINRA for 2017 licensing fees. This deposit was required by FINRA to be pre-paid in December 2016 to maintain state registrations in 2017. The Company will recognize this deposit as an expense on January 1, 2017.

Property and Equipment:

Equipment is stated at cost less accumulated depreciation. Property and equipment are depreciated over their estimated useful lives by use of the straight-line method. The estimated useful lives of the property and equipment are 7 years for equipment.

Revenue Recognition:

Revenues from commission earned are recognized in the period the service is provided or the date of the trade transaction.

Income Taxes:

The Company files consolidated tax returns with its parent, Classic Holdings, LLC. The Company is an LLC and will not be required to recognize income tax expense. The Members of the LLC will recognize tax provisions.

The Company evaluates all significant tax positions as required by accounting principles generally accepted in the United States of America. The federal and state income tax returns of the Company for 2015, 2014, and 2013 are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

Use of Estimates:

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect certain reported amounts and disclosures in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 2. RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with Classic Asset Management, LLC, an affiliated registered investment advisor with common ownership for re-payment and division of applicable expenses. These expenses include office equipment, software and other administrative items. During the year ended December 31, 2016, the amount incurred to related parties was $47,974. The net amount owed to the affiliation at December 31, 2016 amounted to $0. Additionally, the Company pays rent to a related party (see Note 5).

A small percentage of profit may be distributed to the Holding Company on an annual basis.

The Company receives fees from Classic Asset Management, LLC for various services, primarily compliance, in the amount of four percent of management fees it receives, which amounted to $63,985 for the year ended December 31, 2016.

NOTE 3. PROPERTY AND EQUIPMENT

Total property and equipment	$3,215
Less accumulated depreciation	(1,722)
Property and equipment, net	$1,493

Depreciation expense was $459 for the year ended December 31, 2016.

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis. At December 31, 2016, the Company had a net capital of $65,550 which was $60,550 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.05 to 1 at December 31, 2016.

Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(i) exemption. Per Rule 15c-3-3, there were no differences between the Company's net asset calculation per part IIA of the FINRA Focus statement and the accompanying audit report.

NOTE 5. LEASE AND CONTRACT COMMITMENTS (RELATED PARTY)

The Company leases approximately 698 square feet of office space from an owner of the Parent Company, Mr. Mark Young, under the terms of an operating lease ("the Lease") entered into on January 1, 2012. The Company pays a monthly minimum lease payment of $566.73. The Lease expires December 31, 2017. Future minimum lease payments for the year ending December 2017 are estimated to be $6,801. Total rent expense for 2016 was $6,801.

Future minimum rental commitments are as follows:

2017	$6,801
	$6,801

NOTE 6. COMMITMENTS AND CONTINGENCIES

There are no commitments and contingencies that would have a material impact as of December 31, 2016.

NOTE 7. SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through March 27, 2017, the date the financial statements were available to be issued.